UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of
July 2011

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐    No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.

A publicly held company
CNPJ/MF nº 60.643.228/0001-21
NIRE: 35.300.022.807

MATERIAL EVENT NOTICE

Fibria Celulose S.A. (BM&FBOVESPA: FIBR3) (“Fibria”), in compliance with the provisions of article 157, § 4, of Law nº 6,404 of December 15, 1976 (the “Brazilian Corporation Law”), and the Brazilian Securities and Exchange Commission (Comissão de valores Mobiliários or CVM) Instructions ns. 319/99 and 358/02, informs its shareholders and the market that on July 29, 2011 approval was given by the Extraordinary Shareholders Meeting for the merger of Mucuri Agroflorestal S.A. (“Mucuri”), a wholly-owned subsidiary of the Company, into the Company.

The merger of Mucuri into the Company shall simplify the corporate structure and consolidate the activities of the companies involved.

The merger was approved taken into account the net worth of Mucuri, based on its book value, equivalent to R$76,174,562.22, according to the balance sheet of June 30, 2011, according to the valuation report prepared by the specialized company BAKER TILLY BRAZIL - S INDEPENDENT AUDITORS. Fluctuations in shareholders’ equity occurring after the balance sheet of June 30, 2011, will not be reflected on the valuation report and will be considered as a result of Fibria. The balance sheet of Mucuri dated of June 30, 2011 contains no unrecorded liabilities to be assumed by the Company.

Since Fibria owns all of the capital stock of the company to be merged into it, the net worth of Mucuri corresponds with the investment kept by the Company. Thus, there is no capital increase at the surviving entity, and the main paragraph of Article 5 of Fibria’s bylaws remains unaltered.

Upon the Merger, Mucuri will be extinguished and Fibria will succeed it in all its rights and liabilities.

The Fiscal Council of the Company issued favorable opinion for the merger, according to the respective meeting held on July 4, 2011.

In accordance with the valuation report, there is no actual or potential conflict or collusion of interests between Fibria’s and Mucuri’s direct or indirect controlling shareholder, nor with respect to minority shareholders, nor relative to the other company involved or its partners, nor with regard to the merger.

The total estimated cost of the Merger will be R$90,000.00, including consultant fees, operating infrastructure, communications, and a variety of other expenses.

The following documents are available to shareholders at Fibria’s headquarters and on its website (www.fibria.com.br/ri), the CVM’s website (www.cvm.gov.br) and BM&FBovespa’s website (www.bmfbovespa.com.br): (i) the protocol and justification of the merger, (ii) the valuation report, (iii) the minutes of Fibria’s Board of Directors, Board of Executive Officers and Fiscal Council, and (iv) the information about the specialized company, as required by article 21 of CVM Instruction 481 of December 17, 2009.

São Paulo, July 29, 2011.

FIBRIA CELULOSE S.A.
João Adalberto Elek Junior
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: July 27, 2011	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO